July 2, 2007

TO:	Shannon Buskirk
Division of Corporate Finance
Securities and Exchange Commission

FROM:	Smith International, Inc.

RE:	Form 10-K for the Fiscal Year Ended December 31, 2006
Response to SEC staff comments received via facsimile June 21, 2007
We are responding to comments received from the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) via facsimile on June 21, 2007 regarding the filing listed above. For your convenience, our responses are prefaced by the staff’s corresponding comment in bold text.
We respectfully request that the staff review our responses to its comments at its convenience and advise us of any further comments as soon as possible.
Raw Materials, page 7
1.	We understand you own mines for production of barite and bentonite to be used in the manufacturing of fluid systems. Please revise your filing to include the disclosures required by the SEC’s Industry Guide 7. Additionally, please tell us and disclose how you account for the costs associated with your mining activities in your financial statements and footnotes.
Response:
Our business operations are primarily engaged in the design, manufacture and supply of oilfield equipment and services. We are involved in the operation of barite and bentonite mines in strategic locations to ensure uninterrupted access to premium-grade materials for use in our drilling fluid systems. Although we purchase the majority of our mineral needs from third-party vendors, we supplied approximately 0.95 million metric tons, or 40 percent, of our required mineral consumption last year from internal reserves. Historically, we have omitted disclosures described under Industry Guide 7 as we do not consider ourselves to be currently engaged, nor do we plan to become engaged, in “significant mining operations”.

Our mining operations accounted for approximately $43 million, or 0.8 percent, of the Company’s $5.3 billion in total assets as of December 31, 2006. We capitalize costs associated with developing the mining properties, which approximated $0.2 million at December 31, 2006, as land improvements and depreciate these assets on a straight-line basis over the estimated economic useful life. Our barite and bentonite ore inventories, specifically raw materials, work in process and finished products, are stated at the lower of cost or net realizable value and are computed using the full-absorption cost method. Finally, liabilities of approximately $0.5 million have been established to provide for the closure and rehabilitation of the mining properties and reflect the net present value of estimated future closure costs.
Historically, we have not disclosed the method and practices involved in accounting for our mining activities due to the insignificance of our operations and the immateriality of the related assets and liabilities.
3. Business Combinations, page 37
2.	You state you completed seven acquisitions for a total purchase price of $226.7 million, of which $129.3 million is recorded as goodwill during fiscal year 2006. Tell us if this goodwill amount relates to a particular acquisition or if it is distributed among the seven acquisitions made. Please also address why you were able to acquire businesses for significantly less than their fair value.
Response:
While the Company’s approach has been to disclose the total number of acquisitions, the total purchase price and goodwill recorded in the aggregate, we include a separate discussion of the consideration paid and business focus of significant acquisitions in the footnotes to the financial statements. Our intent is to provide investors with an overview of the significant transactions which comprise the majority of the consideration paid and related intangibles recorded during the period.
For the 2006 fiscal year, we disclosed two acquisitions we considered significant, Specialised Petroleum Services Group, Ltd. and Epcon Offshore AS. Both transactions were negotiated at arm’s length with unrelated third parties, with full consideration given to the assignment of the current fair value of tangible and intangible assets acquired. Neither of the acquired operations involved a significant amount of tangible assets. Together, these two transactions accounted for 92 percent of the total purchase price paid and $123 million out of the $129 million of total goodwill recorded.

Litigation, page 51
3.	We note management relies upon the opinion of external legal counsel in making judgments regarding whether a loss is probable and can be reasonably estimated to determine if an accrual is necessary. Please revise the disclosure to name the external legal advisors relied upon and provide their consent as an expert. Refer to Section 7(a) of the Securities Act of 1933.
Response:
The use of the phrase “opinion of outside legal counsel” was included to alert investors to the fact that management had consulted with outside counsel to assist them in determining the potential exposure related to the asserted litigation. Management took full responsibility for determining the potential exposure in the Rose Dove Egle v. John M. Egle, et al. matter and concluded that no loss had been incurred and, accordingly, no loss provision was recorded. We propose to delete the reference to “the opinion of outside legal counsel” in future filings with the Commission and replace it with the following (items in bold reflect additional or revised disclosure):
Based upon facts and circumstances and discussions with outside legal counsel, management believes that an unfavorable outcome on this matter is not probable at this time.
Environmental, page 52
4.	Please expand your disclosure to state your expectation of the impact of differences between actual future environmental costs and estimated liabilities on your cash flow. We note you do not expect a material impact on your financial position or results of operations. Please also make similar disclosures as it relates to other legal proceedings arising in the ordinary course of business.
Response:
We do not expect a material impact on the Company’s consolidated cash flows for environmental or other legal proceedings arising in the ordinary course of business. Absent a change in our risk assessment due to new developments, we will modify our disclosure as set forth below to more specifically state our expectation in future filings with the Commission (items in bold reflect additional or revised disclosure):
Commitments and Contingencies — Other
The Company is a defendant in various other legal proceedings arising in the ordinary course of business. In the opinion of management, these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
Commitments and Contingencies — Environmental
While actual future environmental costs may differ from estimated liabilities recorded at (reporting date), the Company does not believe that these differences will have a material impact on the Company’s consolidated financial position, results of operations or cash flows.
We hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me at (281) 233-5113 with any further questions or comments.

Regards,

/s/ Margaret K. Dorman

Margaret K. Dorman
Sr. Vice President, Chief Financial
Officer and Treasurer